SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MOTIVE, INC.

(Name of Subject Company)

MOTIVE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

61980V107

(CUSIP Number of Class of Securities)

Jack Greenberg

General Counsel and Secretary

Motive, Inc.

12515 Research Boulevard, Building 5

Austin, Texas 78759-2220

(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500	Toby S. Myerson Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 0019-6064 (212) 373-3033

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by Motive, Inc. (“Motive”) before the commencement of a tender offer:

Exhibit	Description

A	Transcript of Conference Call, dated June 17, 2008.

B	Transcript of Video Message to Motive employees from Luis Martinez Amago, dated June 18, 2008.